Mail Stop 3561

January 3, 2008

Joseph Levi
President
IP Technology Services, Inc.
1576 East 21st Street
New York, New York 11210

> **Re:**   **IP Technology Services, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 5, 2007**
> **File No. 333-147839**

Dear Mr. Levi:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your president is offering most of the shares of common stock that you will register. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this transaction appears to be an offering "by or on behalf of the issuer." Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise your registration statement to price those shares and disclose that the president and his affiliates will conduct offering at the fixed price for the duration of the offering. Revise your prospectus, including your cover page, summary and plan of distribution section. Please revise to identify Joseph Levi and his affiliates as underwriters.

If you disagree with our analysis, please advise us of your basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Selling Security Holders, page 20

2. Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders. If more than one holder is listed as beneficial owner for the same securities, please identify them in explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. We note, for example, Say Chicken, Inc. and Allese Capital LLC.

Undertakings, page II-3

3. Please include the undertakings set forth in Item 512(g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) located on our website at www.sec.gov.

Signatures, page II-4

4. Please also indicate Mr. Levi is signing in the capacity of principal accounting officer. See Instructions for signatures to Form SB-2.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Joseph Levi
IP Technology Services, Inc.
January 3, 2008
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Adviser, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Samuel M. Krieger, Esq.
    Facsimile: (212) 363-2999